FOR IMMEDIATE RELEASE
November 6, 1996


                                    News Media Contact:  Robert C. Fort
                                    (757) 629-2714


NORFOLK SOUTHERN CALLS NEW CSX OFFER INFERIOR


NORFOLK, VA -- Norfolk Southern today issued the following statement in response to Conrail's decision to approve an amended merger offer from CSX:

         "The action by CSX and Conrail comes as no surprise. The fact remains that CSX has not provided an overall price comparable to Norfolk Southern's $100 per-share cash offer. Furthermore, CSX's coercive two-tiered front-end loaded tender offer is all the more abusive for having been aided and abetted by Conrail's board."

         "Norfolk Southern will review all of its options and intends to take all steps necessary to ensure that Conrail shareholders are offered a fair deal."

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